EXHIBIT 12.1
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Six Months
	Ended
	June 30,	Year Ended December 31,
	2010 (1)	2009 (2)	2008 (2)	2007	2006	2005

Earnings (loss) from continuing operations	$(110,816)	$(265,013)	$(282,280)	$928,708	$678,879	$272,478
Add (Deduct):
Income taxes	(32,047)	5,975	68,011	66,855	29,786	26,672
Interest expense	228,899	373,305	385,065	389,844	295,629	176,698

Earnings, as adjusted	$86,036	$114,267	$170,796	$1,385,407	$1,004,294	$475,848

Fixed charges:
Interest expense	$228,899	$373,305	$385,065	$389,844	$295,629	$176,698
Capitalized interest	30,784	94,205	168,782	123,880	95,635	63,020

Total fixed charges	$259,683	$467,510	$553,847	$513,724	$391,264	$239,718

Ratio of earnings, as adjusted, to fixed charges	0.3	0.2	0.3	2.7	2.6	2.0

(1)	Our fixed charges exceed our earnings, as adjusted, by $173.6 million.

(2)	The loss from continuing operations for 2009 and 2008 includes impairment charges of $495.2 million and $901.8 million, respectively, that are discussed in our Annual Report on Form 10-K. Due to these impairment charges, our fixed charges exceed our earnings, as adjusted, by $353.2 million and $383.1 million for 2009 and 2008, respectively.